ACTION INDUSTRIES, INC.

8744 Riverside House Path

Brewerton, NY  13029

December 23, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3720

Attn:  Larry Spirgel, Assistant Director

Re:

Action Industries, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed April 10, 2009

Form 10-Q for the quarterly period ended June 30, 2009

File No. 0-52455

[J&H File No. 2284.10]

Dear Mr. Spirgel:

Action Industries, Inc., as Registrant, hereby acknowledges the following in response to the staff’s earlier comment letter dated November 6, 20098, which was issued in connection with the above-noted filing:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual and quarterly reports;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual or quarterly reports; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ACTION INDUSTRIES, INC.

By:  /s/ Inna Sheveleva

Inna Sheveleva

CFO